QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.11

Supplementary Oil and Gas Disclosures (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2019 (the "2019 Consolidated Financial Statements") of Suncor Energy Inc. ("Suncor" or the "company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2019 Consolidated Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2019 (the "Form 40-F").

Reserves Data

        Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves" section in Suncor's 2019 Annual Information Form (the "2019 AIF"), which is contained in the Form 40-F. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, which is attached as Exhibit 99.2 to the Form 40-F (the "2019 Management's Discussion and Analysis").

        The reserves data presented herein, with an effective date of December 31, 2019, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2019 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the company's segmented information in the 2019 Consolidated Financial Statements, the 2019 Management's Discussion and Analysis and the 2019 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and Production") and produce crude oil, natural gas and natural gas liquids ("NGLs"). Exploration and Production reserves are in offshore Canada, offshore UK, and offshore Norway.

	SCO (mmbbls)		Bitumen (mmbbls)		Crude Oil(3) (mmbbls)		Natural Gas (bcf)		Total (mmboe)
At December 31, (net reserves, constant prices and costs)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Proved Developed
Oil Sands	2,032	2,183	951	1,003	—	—	—	—	2,984	3,186
Exploration and Production	—	—	—	—	110	91	1	1	111	91

	2,032	2,183	951	1,003	110	91	1	1	3,094	3,277

Proved Undeveloped
Oil Sands	542	522	581	602	—	—	—	—	1,123	1,123
Exploration and Production	—	—	—	—	49	67	9	10	51	69

	542	522	581	602	49	67	9	10	1,173	1,193

Proved
Oil Sands	2,574	2,704	1,532	1,605	—	—	—	—	4,106	4,309
Exploration and Production	—	—	—	—	160	158	11	11	161	160

	2,574	2,704	1,532	1,605	160	158	11	11	4,267	4,469

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance at December 31 2017	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions(6)	Balance at December 31 2018
Oil Sands
SCO (mmbbls)	2,737	52	—	71		(156)	—	2,704
Bitumen	1,640	12	—	18		(65)	—	1,605
Exploration and Production								—
Crude oil(3) (mmbbls)	140	16	—	7	27	(33)	—	158
Natural gas (bcf)	6	1	—	10	—	(3)	(3)	11

Total (mmboe)	4,519	80	—	98	28	(254)	(1)	4,469

(net reserves, constant prices and costs)	Balance at December 31 2018	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance at December 31 2019
Oil Sands
SCO (mmbbls)	2,704	33	—	—	—	(164)	—	2,574
Bitumen	1,605	(6)	2	—	—	(68)	—	1,532
Exploration and Production
Crude oil(3) (mmbbls)	158	30	1	—	5	(35)	—	160
Natural gas (bcf)	11	1	—	—	1	(2)	—	11

Total (mmboe)	4,469	57	2	—	5	(267)	—	4,267

Notes to Reserves Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the company's working interest share after deduction of royalty obligations, plus the company's royalty interests in production and reserves.

b.
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil and gas by means not involving a well.

d.
Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.

(4)
Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation.

(5)
Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.

(6)
Dispositions are reductions in reserves estimates as a result of selling all or a portion of an interest in oil and gas properties. During 2018, the company disposed of its northeast B.C. mineral landholdings, including associated production.

Capitalized Costs

	At December 31, 2019			At December 31, 2018
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	2,178	250	2,428	2,100	219	2,319
Oil and gas properties(2)(3)	18,795	21,801	40,596	17,083	20,763	37,846
Plant and equipment(2)(3)	66,451	1,074	67,525	63,213	1,104	64,317
— accumulated provision(2)	(30,581)	(15,298)	(45,879)	(22,654)	(14,075)	(36,729)

Total	56,843	7,827	64,670	59,742	8,011	67,753

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 17 of the 2019 Consolidated Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2019 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2019 Consolidated Financial Statements that relate to the company's right-of-use assets under IFRS 16. See note 16 of the 2019 Consolidated Financial Statements.

(3)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2019 Consolidated Financial Statements that relate to the company's decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2019			Year ended December 31, 2018
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	—	—	—	—	32	32
Proved property acquisition	—	—	—	1,143	82	1,225
Exploration(1)	204	248	452	73	179	252
Development(2)	3,580	992	4,572	3,398	800	4,198

Total	3,784	1,240	5,024	4,614	1,093	5,707

(1)
Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income, of the 2019 Consolidated Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2019 Consolidated Financial Statements that relate to the company's decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities(1)(2)

	Year ended December 31, 2019			Year ended December 31, 2018
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	17,430	3,070	20,500	15,345	3,217	18,562
Other income (loss)	172	430	602	387	(68)	319

	17,602	3,500	21,102	15,732	3,149	18,881
Purchases of crude oil and products	1,407	—	1,407	1,563	—	1,563
Operating, selling and general	8,027	525	8,552	7,577	507	8,084
Transportation	1,293	80	1,373	1,144	85	1,229
Depreciation, depletion, amortization and impairment	8,170	1,505	9,675	4,024	967	4,991
Exploration	127	129	256	44	78	122
(Gain) loss on disposal of assets	(14)	(228)	(242)	(108)	91	(17)
Finance expenses	318	73	391	320	46	366

(Loss) earnings before income taxes	(1,726)	1,416	(310)	1,168	1,375	2,543
Income taxes — (recovery) expense	(1,299)	411	(888)	223	568	791

Net (loss) earnings	(427)	1,005	578	945	807	1,752

(1)
Beginning in 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change.

(2)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. See note 5 of the 2019 Consolidated Financial Statements for further information.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the trailing twelve-month average price, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company's independent qualified reserves evaluators (which includes decommissioning and restoration activities), and adjusted for future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows:

Year	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	National Balancing Point North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu
2019	63.15	55.69	57.22	67.66	68.70	1.66	6.69
2018	71.54	65.56	50.44	70.07	79.39	1.46	10.03

	At December 31, 2019			At December 31, 2018
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	251,040	13,218	264,258	247,927	14,259	262,186
Future production costs	(145,374)	(3,960)	(149,334)	(132,241)	(3,446)	(135,687)
Future development costs	(52,917)	(3,287)	(56,204)	(56,071)	(3,175)	(59,246)
Future income tax expenses	(10,716)	(1,764)	(12,480)	(14,491)	(1,988)	(16,479)

Future net cash flows	42,033	4,207	46,240	45,124	5,650	50,774
10% Discount Factor	(22,655)	(308)	(22,963)	(23,280)	(1,227)	(24,507)

Standardized measure of discounted future net cash flows	19,378	3,899	23,277	21,844	4,423	26,267

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2019	2018
Standardized measure of discounted future net cash flows — beginning of year	26,267	21,831
Sales and transfers of oil and gas produced	(8,005)	(6,998)
Net changes in sales prices and operating costs related to future production	(5,673)	6,277
Net change due to extensions, discoveries and improved recovery	2,632	3,923
Net change due to acquisition and dispositions	—	1,228
Net change due to revisions in quantity estimates	(834)	1,630
Previously estimated development costs incurred during the period	4,077	3,805
Changes in estimated future development costs	(314)	(6,010)
Accretion of discount	2,773	2,210
Net change in income taxes	2,353	(1,629)

Standardized measure of discounted future net cash flows — end of year	23,277	26,267

QuickLinks

  Exhibit 99.11